P.E. 1/1/02

02012295

RECD S.E.C.
JAN 30 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of January 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosures: A press release dated January 29, 2002, announcing Rhodia's annual results for 2001.

PADOCS01/156553.1

(Embargo Tuesday January 29, 2002 – 8.30 am)

PRESS RELEASE

2001: A STRONG FOCUS ON RESTRUCTURING TO BUILD SUSTAINED COMPETITIVENESS

Paris, January 29, 2002 – Rhodia today published its annual results for 2001. The principal highlights are as follows:

Analysis of 2001 results

- **A marginal decline in Net Sales (- 1.9%) to €7,279 million, in an extremely depressed business environment.**
- **Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of €633 million, a decrease of 38% under the combined pressure of restructuring costs, high raw material costs and the downturn in business activity (down 22% excluding non-recurring items).**
- **Positive recurrent Net Income* of €69 million, translating to a reported loss of €213 million due to a €409 million charge for non-recurring items (before tax), of which €253 million was allocated for restructuring.**
- **Corporate debt reduced €494 million due to a positive cash flow of €193 million and the disposal of assets.**

Outlook for 2002

- **A clear growth in profitability (through the automatic effect of nearly €400 million on Operating Income).**
- **Capital expenditure limited to €400 million, in line with the Group's growth strategy.**
- **Debt reduced by at least €500 million mainly due to an asset disposal program.**

2001 Results

In millions of euros	2000	2001
Net sales	7,419	7,279
EBITDA	1,020	633
EBITDA/Sales	13.7%	8.7%
Operating income	496	16
Net income (after minorities)	216	- 213
Recurrent net income* (after minorities)	246	+ 69
Earnings per share (euro)	+ 1.23	- 1.19**
Recurrent earnings per share* (euro)	+ 1.40	+ 0.39

*** Average number of shares: 179,103,640*

** Unaudited elements, and before amortization of goodwill*

Commenting on the results, Jean-Pierre Tirouflet, Chairman & Chief Executive of Rhodia said: *"2001 was one of the most difficult years experienced by the chemical industry. Given this environment, Rhodia decided to accelerate the pace of its restructuring programs to generate enhanced profitability from 2002 onwards. These programs are designed to strengthen our operational competitiveness by reducing fixed costs and driving cash flow generation".*

"The actions taken in 2001 have already brought about a reduction in debt of nearly 500 million euros. Further significant reductions in the debt level should be achieved through our program of asset disposals", he added.

"This sustained improvement in our competitiveness, combined with our model of crossing technologies, will enable Rhodia to improve its performance in terms of return on capital employed. Today, 50% of our businesses are the best performers in their markets; our objective is to bring this rate to 80% in the medium term. The entire Group is mobilised to reach this objective."

PROFITABILITY IN 2001 IMPACTED BY STRUCTURAL CHANGES

- **€410 million in non-recurring items**

  The wide-ranging structural changes launched by the Group in 2001 had a direct impact on Rhodia's operating income, with **€253 million allocated for restructuring expenses**, broken down into €163 million charged to EBITDA and €90 million related to the accelerated amortization of assets.

  Other exceptional items include:

  - **Non-recurring costs of €26 million** from the temporary stoppage at the site at Chalampé, France, (Butachimie) for extension work on the Polyamide production unit, charged to EBITDA,
  - **Amortization of goodwill of €50 million** charged to operating income
  - **Provisions for liabilities and non-recurring items of €80 million** charged to pre-tax income.

- **Recurring positive net income* of €69 million**

  Rhodia generated **net sales** of €7,279 million in 2001, a marginal 1.9% decline from 2000 levels. On a comparable basis (constant structure and exchange rates), net sales declined by 1.7% with a 3.3% fall in volumes offset by a 1.6% rise in prices. This slight decline in net sales demonstrates the Group's ability to withstand the major crisis sweeping through certain end markets such as textiles and electronics, the result of a strong product range serving high value-added market segments.

  For the full year, **EBITDA** was €633 million, a decline of 38% compared with 2000. This decrease was largely intensified by allocations for restructuring (€164 million), non-recurring costs (€26 million), the impact of the high cost of raw materials (additional

* *Unaudited elements, and before amortization of goodwill*

charge of €166 million compared with 2000) and the downturn in business activities in certain markets (textiles, electronics, agrochemicals). On a recurring basis, EBITDA stood at €823 million, down 22% compared with 2000.

Operating income fell to €16 million versus €496 million in 2000, due to allocations for restructuring (€253 million). Excluding amortization of goodwill (€50 million), recurrent operating income was €346 million against €549 million in 2000.

For the full year, **net income** recorded a loss of €213 million. Additionally, items contributing to the negative result included losses by affiliated companies (€24 million) and provisions for liabilities and charges (€81 million). Recurrent net income* stood at a profit of €69 million.

Net earnings per share, calculated on the basis of the average number of shares outstanding in 2001 (179,103,640 shares) was – €1.19 compared to a gain of €1.23 in 2000. Excluding non-recurring items, earnings per share* would have amounted to €0.39.

The Board of Directors of Rhodia have recommended the distribution of a net dividend per share of €0.12, representing a payout ratio of 32% of recurrent net income*, identical to the 2001 figure. This dividend will be submitted for approval at the General Shareholders' Meeting on May 21, 2002.

ANALYSIS BY DIVISION

- **Fine Organics:**
  Net sales generated by the Fine Organics Division rose by 2.8%. On a comparable basis (constant structure and exchange rates), net sales declined 2.3% with a 1.9% fall in volumes and prices down 0.4%. The Division as a whole suffered from a significant downturn in business activity during the second half of 2001. The Pharmaceutical Ingredients business—currently undergoing restructuring—is still burdened by excess production capacity and suffering from Asian competition. The agrochemicals business, hit by the sluggish business environment, also suffered the consequences of the explosion at the AZT factory in Toulouse, France. Rhodia ChiRex confirmed the strong growth in its contract research activities but problems related to bringing new investments on stream led to a shortfall in sales generated by the manufacturing unit towards the end of the year. These combined factors led to the Division's decision to adopt restructuring measures designed to trim production capacity and enhance its competitive edge.
  EBITDA declined to €73 million as a result of these restructuring measures (€49 million) and the high price of raw materials. Attention should be drawn to the first positive effects of the decline in the price of petrochemical raw materials, in the fourth quarter.

- **Consumer Specialties**
  Net sales generated by the Consumer Specialties Division declined by a marginal 1.2%. On a comparable basis (constant structure and exchange rates), the 1.7% decrease in volume sales was offset by a 0.6% increase in prices. The Specialty Phosphates business continued to suffer from excess production capacity but was successful in passing on higher prices to its customers. The volumes sold by the Phosphorus Derivatives business reflected the full impact of the collapse of the American markets in the second half of the

** Unaudited elements, and before amortization of goodwill*

year. In the cosmetics, detergents and food additives markets, growth was driven by the launch of new products.
The positive impact on EBITDA of synergies related to the integration of Albright & Wilson (€57 million) was neutralized by the increase in raw material prices compared with 2000. EBITDA was also affected by restructuring charges (€20 million) standing at €184 million.

- **Industrial Specialties**
  Net sales generated by the Industrial Specialties Division declined by 1.4%, driven down by a negative foreign currency translation effect (- 3.5%) chiefly due to the Brazilian real. On a constant basis of structure and exchange rates, net sales increased 2.1%, driven by 0.9% growth in volumes and a 1.2% rise in prices. Despite a difficult business environment, the Paper, Coatings & Construction Materials business made headway. The Silica Systems business, which remained steady overall, enjoyed growth in Europe in its specialty markets (such as tires, toothpaste) and a decline in sales in the Asian shoe market. The Silicones business remained on an even keel during the year as a whole, despite a second half affected by falling demand in the United States.
  After restructuring charges of €12 million, EBITDA fell to €125 million chiefly as a result of raw material prices.

- **Polyamide**
  Net sales of the Polyamide Division declined 9%, driven down by an adverse currency translation effect (- 4.1%) linked to the Brazilian real. On a constant basis of structure and exchange rates, net sales declined 5% with a 6.5% decrease in volumes offset by a 1.5% increase in prices. This decline was chiefly due to difficulties encountered in the textile market (- 16% in Europe) and in electronics for the Engineering Plastics business.
  EBITDA declined to €133 million due to restructuring measures (€36 million) and non-recurring expenses related to Butachimie (€26 million) partially offset by a reduction in fixed costs.

- **Services & Specialties**
  Net sales generated by the Services & Specialties Division rose by 2.9%. On a comparable basis (constant structure and exchange rates), the 4.3% decline in volumes was substantially offset by a 7.1% rise in prices. The Electronics & Catalysis business suffered considerably from the deterioration in the electronics market which was only partially offset by the growth generated by the Catalysis unit. In contrast, the Acetow activities and, to a lesser degree, Eco Services generated most of the growth recorded by the Division.
  EBITDA declined to €172 million owing to the downturn in business activities in the electronics market and to restructuring costs (€20 million).

STRUCTURAL MEASURES TAKEN IN 2001 TO PREPARE FOR THE FUTURE

In a depressed economic environment in 2001, considerably disrupted by the high price of raw materials during the first nine months of the year, Rhodia launched structural action programs designed to improve long term profitability. These programs, targeted at substantially reducing the Group's fixed costs and continuing the improvement of free cash flow, included:

** Unaudited elements, and before amortization of goodwill*

- Launch of a **comprehensive restructuring program** involving all the Group's Divisions for a total of €253 million designed in particular to optimize the use of production capacity and to reduce fixed costs (savings of €70 million in 2002 and €110 million per year starting in 2003). These programs—resulting in the closure of 19 production sites or units around the world—will enable the Group to continue streamlining its labor force in 2002 and 2003 at the same rate achieved in 2001* (- 6%).
- Continued **strict inventory control** to achieve a substantial reduction in stocks.
- **Capital expenditure capped at €400 million** in 2002 and 2003, in line with the Group's growth strategy.
- **Greater selectivity in Research & Development projects** focusing on their expected earning capacity without, however, reducing the effort devoted to R&D.

ENHANCING THE GROUP'S EARNING CAPACITY IN 2002

- **Return to profitability in 2002**
  - All these different measures taken in an extremely depressed year should enable Rhodia to make significant progress in terms of profitability.
  - As of 2002, operating income will see an improvement of €394 million through a return to a normal level of provisions for restructuring (€35 million), the absence of non-recurring items and the amortization of goodwill. The Group will also benefit from the initial savings generated by the restructuring measures (€70 million), which will be further enhanced by the synergies expected from the acquisition of Albright & Wilson (€25 million).
  - Above and beyond these "levers" for improvement under Rhodia's control, the Group should also see the positive effects of the decline in raw material prices first observed in the second half of 2001.

- **A significant asset divestment program**
  In order to reduce the Group's indebtedness by some €500 million, Rhodia has adopted a significant asset disposal program. This program will be carried out in line with the Group's strategy of technological cross-fertilization.

Rhodia *is one of the world's leaders in specialty chemicals providing products and services to the automotive, health care, fragrance, apparel, electronics, personal care and environmental markets. Rhodia generated net sales of €7.2 billion in 2001 and employs some 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.*

A conference call will take place on January 29th, 2002 at 4.30 pm *(London time)*
European dial in number : +44 (0) 208 781 0598
USA dial in number : +1 303 224 6997
Password : Rhodia

Instant number replay to call (for 48 hours)
European dial in number: +44 (0) 208 288 4459 - Access code : 614 512
USA dial in number : +1 303 804 1855 - Access code : 144 3276

***A video replay of the London presentation will be available from 4.30pm** (London time) **on RAW network and on Rhodia's web site** www.rhodia.com*

---

* *Unaudited elements, and before amortization of goodwill*

Contacts

Press Relations

Jean-Christophe Huertas	Tel: 33 (0)1 55 38 42 51
Lucia Dumas	Tel: 33 (0)1 55 38 45 48

Investor Relations

Angélina Palus	Tel: 33 (0)1 55 38 42 99
Sylvie Marchal	Tel: 33 (0)1 55 38 41 79

** Unaudited elements, and before amortization of goodwill*

CONSOLIDATED INCOME STATEMENT

Historical basis

(M€)	2000	2001
Net Sales	7,419	7,279
EBITDA	1,020	633
Operating Profit	496	16
Equity in earnings of affiliated companies	17	-24
Interest expenses	-177	-186
Other gains and losses	-7	-108
Provision for income taxes	-104	94
Minority interests	-9	-5
Net result after minorities	216	-213
Earnings/(loss) per share (euro) (1)	1.23	-1.19

1) *Earnings per share are calculated on the basis of 175,843,305 shares for 2000 and on the basis of 179,103,640 shares for 2001*

** Unaudited elements, and before amortization of goodwill*

ANNUAL RESULTS 2001

Historical basis

(M€)	2000	2001	%
RHODIA (consolidated)			
Net Sales	7,419	7,279	-1.9%
EBITDA	1,020	633	-37.9%
EBITDA recurring*	1,034	823	-20.4%
Fine Organics			
Net Sales	1,185	1,219	2.9%
EBITDA	161	73	-54.7%
EBITDA recurring*	161	121	-24.8%
Consumer Specialties			
Net Sales	2,192	2,164	-1.3%
EBITDA	208	184	-11.5%
EBITDA recurring*	207	205	-0.97%
Industrial Specialties			
Net Sales	1,238	1,220	-1.5%
EBITDA	155	125	-19.4%
EBITDA recurring*	155	137	-11.6%
Polyamide			
Net Sales	1,589	1,444	-9.1%
EBITDA	271	133	-50.9%
EBITDA recurring*	279	195	-30.1%
Services & Specialties			
Net Sales	984	1,013	2.9%
EBITDA	196	174	-11.7%
EBITDA recurring*	199	193	-3.0%
Others			
Net Sales	231	219	-5.2%
EBITDA	29	-56	-293%
EBITDA recurring*	33	-28	-185%

* *Unaudited accounts*

* *Unaudited elements, and before amortization of goodwill*

ANNUAL RESULTS 2001

QUARTER RESULTS

Historical basis

(M€)	1st Quarter 2000	1st Quarter 2001	2nd Quarter 2000	2nd Quarter 2001	3rd Quarter 2000	3rd Quarter 2001	4th Quarter 2000	4th Quarter 2001
RHODIA (consolidated)								
Net Sales	1,544	1,979	1,958	1,928	1,901	1,685	2,016	1,687
EBITDA	237	240	268	215	250	106	265	73
Fine Organics								
Net Sales	269	334	286	329	282	268	348	288
EBITDA	43	39	46	33	33	-3	39	4
Consumer Specialties								
Net Sales	307	623	639	552	635	494	611	495
EBITDA	33	55	56	54	55	43	64	32
Industrial Specialties								
Net Sales	309	305	331	320	306	304	292	291
EBITDA	42	31	37	35	36	34	40	25
Polyamide								
Net Sales	394	408	402	388	375	310	418	338
EBITDA	69	59	75	48	64	16	63	10
Services & Specialties								
Net Sales	223	255	250	263	249	259	262	236
EBITDA	40	51	58	51	47	45	51	27
Others								
Net Sales	43	54	50	75	53	51	85	39
EBITDA	10	5	-4	-7	14	-29	8	-25

** Unaudited elements, and before amortization of goodwill*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2002

RHODIA

By: ____________________
Name: Pierre PROT
Title: Chief Financial Officer